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                                                                    Exhibit 99.2

BROKAT TO REEVALUATE INVESTMENTS

Adjustments consume 50 per cent of share capital / Cost reduction program launched

Stuttgart, 11 June, 2001. Brokat AG today announced that it will reevaluate several subsidiaries and investments in its financial statement. This has become necessary because the revenue prospects of the respective national subsidiaries fell short of initial expectations due in part to sluggish market conditions, according to a current reassessment. The company has now determined that these measures have resulted in a loss of half the share capital. This will be announced by the management board at the annual shareholder meeting on 21 June, 2001 as mandated by paragraph 92 of the German Corporation Law. The board had already pointed out this possible development in their invitation to the meeting on 10 May, 2001. The reevaluations only refer to the unconsolidated financial statement of the public corporation (Brokat AG) according to German HGB regulations and do not affect the company's cash performance.

In detail, this includes the write-off of assets for various subsidiaries. For instance, Brokat will adjust the balance-sheet value of Luxembourg-based Fernbach Financial Software S.A., a company it acquired in 2000, according to the current market environment. This results in a depreciation of approximately
10.3 million Euros. In addition, the company revaluated loans to its national companies in the USA, Sweden, and the United Kingdom. This measure amounts to approximately 10.7 million Euros. Further depreciations in the amount of 3.9 million Euros result from minority interests that are also subject to revaluation.
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Expected Savings of 15 million Euros

Brokat's focus on software development for Mobile Business, as announced earlier, will provide the company with the potential for cost savings. The future center of development activities will be in Germany. Brokat had previously developed several of its programs in the USA. This will enable the company to reduce excess capacities on a worldwide level and to streamline its organization.

Due to revenue expectations for the current fiscal year that were lowered in April and the current sluggish market demand, Brokat is also reducing its sales and marketing capacities. These measures will essentially be completed in the second quarter and will be accounted for as restructuring expenses. The overall effect of Brokat's cost savings program will become fully apparent in the fourth quarter.

In total, Brokat will reduce its staff by about 300 people worldwide. About 200 jobs will be eliminated in the USA. 100 jobs are affected in Europe and Asia, including 50 in Germany.

On a worldwide scale, locations will be closed in the Netherlands, in Belgium, and Israel. The Benelux countries will be managed from the location in France. The subsidiary in Hong Kong will become a sales office. Brokat will also reduce the number of external consultants. Overall, Brokat expects these measures to yield savings of up to 15 million Euros in the fourth quarter of 2001, compared to the cost structure of the first quarter.
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"By reevaluating several subsidiaries and national companies on the balance sheet, we account for the medium-term change in market conditions," explains Michael Janssen, Chief Financial Officer for Brokat. "However, all these measures do not affect our cash performance and are therefore no burden for our ongoing operative business," adds Janssen.

"The increased focus on Mobile Business as our core business segment will help us achieve cost savings," says Stefan Roever, CEO and spokesman for the managing board of Brokat. "By concentrating our development capacities in Germany, we are creating a highly efficient infrastructure to promote the exchange of expertise between our people and to accelerate the time to market for our products," adds Roever.